

Mail Stop 6010

November 13, 2007

Via Facsimile and U.S. Mail

Mr. Mark Simo
Chief Executive Officer
Orange 21 Inc.
2070 Las Palmas Drive
Carlsbad, CA 92009

      Re: Orange 21 Inc.
              Form 10-K for the year ended December 31, 2006
              Filed April 17, 2007
              File No. 0-51071

Dear Mr. Simo:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                          Sincerely,

                          Martin F. James
                          Senior Assistant Chief Accountant